Press release
For immediate release
September 5 2007

COULON JV PROJECT NEW SURFACE DISCOVERY: THE SPIRIT SHOWING RETURNS UP TO 7.22% Cu, 12.95% Zn, 200g/t Ag AND 1.24% Pb

Virginia Mines Inc. (“Virginia”) is pleased to report on new results from its exploration program currently in progress on the Coulon JV property (100% Virginia), located 15km north of the Fontanges airport, Quebec Middle North. Breakwater Resources Ltd. may acquire a 50% interest in the property in exchange for payments totalling CA$180,000 and CA$6.5 million in exploration expenditures.

In the summer of 2007, prospecting and geological mapping, diamond drilling as well as ground (InfiniTEM and Maxmin) and borehole (pulse-EM) geophysics was carried out. The eleven new holes announced tested lenses 43 (3 holes), 44 (3 holes), and 9-25 (2 holes) as well as some regional targets (3 holes).

NEW SURFACE DISCOVERIES

Prospecting and geological mapping conducted in the summer of 2007 led to the discovery at surface of a new, promising mineralized showing located several kilometres WNW of the area hosting lenses 08, 44, and 9-25. The Spirit showing consists of a semi-massive to massive sulphide mineralization rich in chalcopyrite and sphalerite, with lesser quantities of galena. The Spirit showing is hosted by sillimanite gneisses representing metamorphosed felsic volcanics and is associated with a beepmat conductor followed over a lateral distance of 80m, in a general north-south direction, and in a width of 4 to 7m. This conductor remains totally open laterally since it disappears at both ends under a thick overburden cover greater than the investigation depth of the beepmat survey. Three unexplained, airborne EM conductors lie in the vicinity of the Spirit showing. Seven selected grab samples were collected in small trenches over a lateral distance of 30m along the beepmat conductor. These samples yielded excellent results varying between 0.82 to 7.22% Cu, 0.28 to 12.95% Zn, 36.6 to 200 g/t Ag and up to 1.24% Pb (see table 1). Channel sampling on the Spirit showing and a ground geophysical survey (Maxmin and Mag) are currently ongoing and will be followed by diamond drilling.

Table 1- Assay Results of Selected Grab Samples – Spirit Showing

Echantillon/Sample	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)
150781	3.93	12.95	0.28	140.0
150782	5.35	0.28		133.0
150783	0.82	6.90	0.25	36.6
150784	2.62	1.82		89.2
150785	1.35	2.46		44.3
150786	2.24	1.48		61.1
150787	7.22	4.40	1.24	200.0

This new discovery within an unexplored area strongly illustrates the high potential of the property since it extends the presence of mineralized base-metal showings as well as the fertile volcanic sequence by 4 km towards the north from the limits formerly known of the mineralized system. This mineralized system is now traced over nearly 20km laterally and remains totally open.

Prospecting and mapping also outlined another interesting area on the Ishikawa grid, located 4km south of the Spirit showing. Several rusty erratic boulders were discovered within an approximate perimeter of 2km by 2km. The boulders are dominantly composed of alteration minerals (anthophyllite) with, from time to time, disseminated to semi-massive sulphides. These boulders returned metal values reaching 6.14% Cu, 4.08% Zn, 2000 g/t Ag and 20.7% Pb. It appears that the probable source of these boulders lies to the ENE in a sector occupied by a large lake. This sector will be the object of an InfiniTEM survey in the winter of 2008.

LENS 44 YIELDS 8.39% Zn, 0.95% Cu AND 47.83 g/t Ag / 10.5m AND 2.28% Zn, 1.63% Cu AND 26.64 g/t Ag / 23m

Three new holes tested lens 44 to vertical depths of 360 to 400m (longitudinal section 44/08). Two of these holes intercepted semi-massive to massive sulphide zones with very good thicknesses. Hole CN-07-77B yielded excellent results, with two mineralized zones that returned values of 8.39% Zn, 0.95% Cu and 47.83 g/t Ag over 10.5m and 5.08% Zn, 0.99% Cu and 32.57 g/t Ag over 3m. These mineralized intersections are located at vertical depths of 360 to 370m. Hole CN-07-83 intersected a mineralized zone grading 2.28% Zn, 1.63% Cu and 26.64 g/t Ag over 23m, including a richer section grading 8.66% Zn, 1.21% Cu and 18.82 g/t Ag over 5m. This intersection, located at a vertical depth of 400m, is the deepest one obtained to date in lens 44. Hole CN-07-82 intercepted a thinner semi-massive sulphide zone at a vertical depth of 360m at the south border of lens 44 , which graded 1.82% Zn, 1.46% Cu and 23.41 g/t Ag over 1.80m.

Supplementary assay results were also received for hole CN-07-69 previously announced. The mineralized zone now gives an intersection grading 2.74% Zn, 1.55% Cu and 20.42 g/t Ag over 11.9m including a richer section grading 4.85% Zn, 1.45% Cu and 20.75 g/t Ag over 5.85m. Lens 44 isnorth-south oriented and is dipping vertically to steeply to the west. It is now confirmed over a lateral distance of 275m and at a vertical depth of 400m. Lens 44 remains totally open at depth and is currently the object of additional drilling.

LENS 43 EXTENDED BY 240m TOWARDS THE SOUTHWEST AND IS CONFIRMED AT A VERTICAL DEPTH OF 380m

Three holes tested a deep InfiniTEM anomaly located in the southwest extension of Lens 43. Two of these holes explain the anomaly by the presence of semi-massive to massive sulphides. Hole CN -07-79 intercepted a sulphide zone grading 2.22% Zn, 2.8% Cu and 22.06 g/t Ag over 9.65m at a vertical depth of 380m under the surface. This intersection prolongs by 240m towards the southwest the extension of lens 43 from hole CN-07-62B (longitudinal section 43).

On a section located 90m to the northeast of hole CN-07-79, hole CN-07-84 also intercepted a sulphide zone that returned values of 4.47% Zn, 1.24% Cu and 10.9 g/t Ag over 5.8m at a vertical depth of 360m. A third section located 110m to the southwest of hole CN-07-79 was also tested by hole CN-07-86, which didn’t intercept any mineralization. The possibility that this hole did not reach the targeted horizon will be tested by a borehole InfiniTEM survey.

Lens 43 is NE-SW oriented and seems to present a variable dip towards the northwest. The mineralization is now confirmed over a lateral distance of 340m and at a vertical depth of 380m . It remains open in all directions and additional drilling is planned to pursue the evaluation of this very significant mineralized lens.

LENS 9-25 AND REGIONAL TARGETS

Two other holes tested the extensions of lens 9-25 (longitudinal 9-25). Hole CN-07-76 , which tested the south limit of the mineralized lens at a vertical depth of 450m intercepted a thin alteration zone but no significant mineralization. Hole CN-07-73 was drilled to test the vertical extension of lens 9-25 , approximately 90m under its known limit.

The hole’s trajectory remaining steeper than expected and gradual changes in geological dips at depth made the hole reach its target at more than 250m under the known limit of the lens. Besides, this hole didn’t intercept the lithological unit usually found at the west contact of the mineralization, thus suggesting the possibility that the contact hosting the mineralization has not been intersected. The hole has been the object of a borehole InfiniTEM survey and the interpretation of results will be completed shortly. Additional drilling is planned to test the north and depth extensions of lens 9-25 .

Three holes tested a few regional targets. Hole CN-07-78 tested the fertile volcanic sequence approximately 250m north of lens9-25. It intercepted a few alteration zones as well as two centimetric massive sulphide horizons with 10-20% sphalerite. This sector of the property seems very promising. Holes CN-07-80 and 81 tested EM conductors on the Ishikawa grid, 5km west of the main grid. Hole CN-07-81 crosscut a 4m-thick massive sulphide horizon, which yielded values weakly anomalous in base metals. Hole CN-07-80 did not intercept any mineralization.

*****

Virginia is extremely encouraged by the new results of the current campaign. The discovery of the Spirit showing in a virgin area and the discovery of a new mineralized boulder field on the Ishikawa grid have prompted Virginia to proceed with new territory acquisitions to cover possible extensions of the fertile belt towards the west and southwest of the Coulon JV property. Over 1700 new claims were recently map designated and the confirmation from the MRNF is expected shortly. The property now covers the Coulon volcanic belt over more than 90km.

Recent drilling assay results are also very encouraging since they prolonged significantly the extensions of lenses 43 and 44. A third drill will be mobilized on the project very shortly to accelerate the drill program, which will keep going throughout the fall of 2007, while carrying out geological surface work.

The new assay results are reported in the annexed table. All figures are available on Virginia's website

Work is carried out by the personnel of Virginia Mines Inc, under the supervision of Mr. Paul Archer, geological engineer. Mr. Archer is a Qualified Person (as defined by National Instrument 43-101) and has more than 25 years of experience in exploration.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $48,042,904 as of May 31, 2007and 26,443,198 shares issued and outstanding as of July 31, 2007. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events